SUB-ITEM 77Q3

              REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Trustees of AIM Family of Funds and Management of A I M Advisors, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with the Application for, and the Orders of Exemption Granted by the Securities and Exchange Commission dated February 12, 2002 ("Management Statement"). The Management Statement asserts that as of December 31, 2005 and for the period January 1, 2005 through December 31, 2005, A I M Advisors, Inc. (the "Company") has established and maintained procedures relating to interfund lending and borrowing reasonably designed to achieve compliance with the conditions set forth in the Application, dated November 24, 1999 (Investment Company Act Release No. 24176), and the Order by the Securities and Exchange Commission on December 21, 1999, (Investment Company Act Release No. 24212), as extended by the No-Action letter dated Febraury 12, 2002, from the SEC's Division of Investment Management (Ref. No. 02-1-ICR) (collectively the "Orders") during the period January 1, 2005 through December 31, 2005. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's procedures to achieve compliance with the conditions of the Orders based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's procedures to achieve compliance with the Orders and performing such other procedures as we considered necessary in the circumstances. Our examination procedures included an assessment of the establishment and maintenance of procedures reasonably designed to achieve the following objectives set forth in the Orders (all capitalized terms as defined in the Orders):

a) The Interfund Rate on all interfund loans will be higher than the Repo Rate and, if applicable, the yield of the Money Market Fund, as defined in the response to the SEC No Action Letter request dated February 12, 2002, but lower than the Bank Loan Rate;
b) All interfund loans comply with the collateral requirements as set forth in the Orders;
c) All interfund loans comply with the percentage limitations on interfund borrowing and lending as set forth in the Orders;
d) Interfund borrowing and lending demand is allocated in accordance with procedures established by the Funds' Board of Trustees; and
e) The interest rate on any interfund loan does not exceed the interest rate on any third party borrowings of a borrowing Fund at the time of the interfund loan.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements of the Orders.
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Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over the Interfund Lending Program to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that the Company has established and maintained procedures reasonably designed to achieve compliance with the Orders as of December 31, 2005 and for the period January 1, 2005 through December 31, 2005, is fairly stated, in all material respects, based upon the criteria set forth in the Orders and the accompanying Management Statement.

This report is intended solely for the information and use of the Board of Trustees of the AIM Family of Funds, management of the Company, and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP
February 17, 2006